ROPES & GRAY LLP
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August 2, 2019

Ms. Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Long/Short Equity & Dynamic Income Trust (File Nos. 333-220591, 811-23295) (the “Registrant” or the “Fund”)

Dear Ms. Larkin:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that each of Mr. Jason Fox and you provided by telephone on July 9, 2017 and July 17, 2019, respectively, with respect to Pre-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-2 filed with the Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on June 4, 2019 (the “Registration Statement”). We have, for the convenience of the Staff, repeated below the comments followed by the Fund’s response.

We respectfully submit this response letter on behalf of the Registrant. We believe that the disclosure changes and supplemental responses discussed in this letter resolve the matters raised. The Registrant is filing this response in conjunction with the filing of Pre-Effective Amendment No. 4 to the Fund’s Registration Statement. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

PROSPECTUS

General

1.	Comment. Please remove the word “Term” from the Fund’s name or delete the possible perpetual existence concept.

Response. In response to the Staff’s comment, the Registrant has removed the word “Term” from the Fund’s name.

Outside Front Cover

2.	Comment. Please change the word “held” to “tendered” in the following sentence: “In the Eligible Tender Offer, the Fund will offer to purchase all Shares held by each Shareholder;

provided, that if the number of properly tendered Shares would result in the Fund’s net assets totaling less than the Dissolution Threshold, the Eligible Tender Offer will be terminated and no Common Shares will be repurchased pursuant to the Eligible Tender Offer.”

Response. The requested change has been made.

3.

Comment. The second paragraph under “Investment Strategies and Policies” lists leveraged loans as a possible primary investment. Please clarify whether these leveraged loans include senior secured or unsecured loans, subordinated loans and/or mezzanine loans. We are aware that rating agencies as well as the financial media have recently reported that traditional lender protections are being eroded and that so-called “covenant-lite loans” are increasingly common. See, e.g., “Leveraged Loans Not as Safe as They Once Were,” Wall Street Journal (August 16, 2018). If the Fund intends to invest in covenant-lite loans, please describe such loans and the extent to which the Fund may invest in such loans. Please also enhance the risk disclosure of such loans.

Response. In response to the Staff’s comment, the Fund has included the following disclosure in the Prospectus summary and elsewhere, as applicable. Subject to the Fund’s other investment guidelines, the Fund has not adopted a specific minimum or maximum limit with respect to so-called “covenant-lite” loans.

In the Fixed Income Sleeve, the Fund will mainly invest in a globally-diversified portfolio of income producing securities including, high-yield and investment grade corporate securities, leveraged loans, distressed debt securities, securitized products, U.S. Treasuries and sovereign debt issued by foreign governments. Some of the loans in which the Fund may invest may be “covenant-lite” loans, which means the loans contain fewer or no maintenance covenants than other loans and do not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached.

“Covenant-Lite” Loans Risk – Some of the loans in which the Fund may invest may be “covenant-lite” loans, which means the loans contain fewer or no maintenance covenants than other loans and do not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. The Fund may experience delays in enforcing its rights on its holdings of covenant-lite loans.

4.	Comment. Please modify the non-fundamental industry concentration policy such that it applies to the entire Fund, not just the Long/Short Component.

Response. In light of the Staff’s comment, the Registrant has removed all references to the non-fundamental industry concentration policy that applied to the Long/Short Component only. With these deletions, the only industry concentration policy that remains is the fundamental policy that applies to the entire Fund.

Prospectus

5.

Comment. Please confirm supplementally that the Fund does not intend to issue preferred shares within one year from the effective date of the Registration Statement, otherwise, please state that the Fund does intend to do so, and provide appropriate fee table disclosure (e.g., estimated dividend expense of preferred shares) and risk disclosure.

Response. The Registrant confirms supplementally that it has no present intention of offering preferred shares within twelve months of effectiveness of its Registration Statement. The Registrant also notes supplementally that, as disclosed under “Leverage,” the Fund may, but is not required to utilize leverage in the form of (i) borrowings or (ii) the issuance of preferred or debt securities. Currently, the Fund intends to utilize leverage in the form of borrowings, but reserves the right to issue preferred shares in the future.

6.

Comment. Please review and consider modifications to the order and presentation of the various Fund risks and strategies disclosed in the Prospectus Summary and the “statutory” section of the Prospectus. We note that the risk disclosure should be parallel to the strategy disclosure.

Response. In response to the Staff’s comment, the Registrant has reviewed and reordered the principal risk factors alphabetically.

7.	Comment. Please confirm that the litigation disclosure set forth under “Management of the Fund—Investment Adviser” remains current or update accordingly.

Response. The Registrant has updated the litigation disclosure accordingly.

SAI

8.

Comment. Please revise Note 1 to the Fund’s Statement of Assets and Liabilities by deleting the following: “and the accrual and expense of organizational costs” to make clear that the Adviser, not the Fund, is responsible for the organization and offering costs.

Response. In response to the Staff’s comment, the Registrant has revised Note 1 as follows:

“Calamos Long/Short Equity & Dynamic Income Trust (the “Fund”) is a diversified, closed-end management investment company, organized on September 21, 2017 which has had no operations other than the sale and issuance of 7,000 shares of beneficial interest at an aggregate purchase price of $140,000 to Calamos Advisors LLC (the “Investment Adviser” or “Calamos Advisors”) ~~and the accrual and expense of organizational costs~~. Organizational and offering costs will be paid by Calamos Advisors. The Fund estimates that it will issue common shares in its initial offering at an aggregate offering price of $300,000,000.

9.	Comment. Please revise Note 4 to the Fund’s Statement of Assets and Liabilities by deleting all but the last sentence.

Response. In response to the Staff’s comment and in connection with the changes made to Note 1, the Registrant has removed prior Note 4.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1376.

Very truly yours,

/s/ Matthew A. Brunmeier
Matthew A. Brunmeier, Esq.

MB/cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Long/Short Equity & Dynamic Income Trust

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Long/Short Equity & Dynamic Income Trust

  Paulita A. Pike, Esq., Ropes & Gray LLP

  Rita Rubin, Esq., Ropes & Gray LLP

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